BrokerTec Americas LLC

(SEC I.D. No. 8-51803)
Statement of Financial Condition and Report of Independent Registered Public Accounting Firm
December 31, 2019

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

BrokerTec Americas LLC
Index
December 31, 2019



Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Directors of BrokerTec Americas LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BrokerTec Americas LLC (the Company) as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2019.

March 2, 2020

1

BrokerTec Americas LLC
Statement of Financial Condition
December 31, 2019

(dollars in thousands)

Assets

Cash and cash equivalents	$	83,821
Cash segregated under federal regulations		2,500
Deposits with clearing organizations		100,100
Receivable from brokers, dealers and clearing organizations		3,249
Receivable from customers		20,599
Exchange and trading memberships		6,138
Commissions receivable		13,635
Receivable from affiliates		1,999
Prepaid expenses and other assets		1,603
Property, net of depreciation of $6		33
Deferred tax asset		1,544
Total Assets	**$**	**235,221**

Liabilities and Members' Equity

Liabilities

Payable to brokers, dealers and clearing organizations	$	1,042
Payable to customers		24,086
Accrued expenses and other liabilities		7,998
Payable to affiliates		12,807
Total Liabilities	**$**	**45,933**
Members' Equity		189,288
Total Liabilities and Members' Equity	**$**	**235,221**

The accompanying notes are an integral part of the Statement of Financial Condition.

(dollars in thousands)

1.   Organization

BrokerTec Americas LLC (the "Company") is a Delaware limited liability company. The Company has two members BrokerTec Investments ("BTI") and BrokerTec Holdings Inc. ("BTHI").

The Company, headquartered in New York, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company operates an electronic inter-dealer trading system primarily for U.S. Treasury and Agency securities, repurchase agreements and mortgage-backed securities. The Company engages principally in providing electronic trade execution platforms for the OTC markets and delivering transaction lifecycle management and information services to optimize portfolios and control risk. The Company also earns revenue by providing market data to market data distributors.

The Company holds a membership in the Fixed Income Clearing Corporation ("FICC") and self-clears its customer's U.S. Treasury securities transactions.

The Company is an indirect wholly owned subsidiary of CME Group Inc. ("CME"). The Company was an indirect wholly owned subsidiary of NEX Group plc ("NEX") until November 2, 2018 (the "acquisition date"), when CME acquired NEX Group plc and its subsidiaries.

The Company previously had a March 31 fiscal year end date but this has been changed to December 31 in order to align with the fiscal year end date of CME. Accordingly, the Statement of Financial Condition has been prepared for December 31, 2019 (the "period").

2.   Summary of Significant Accounting Policies

(a) Basis of presentation

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional currency of the Company. In the opinion of management, the Statement of Financial Condition includes all adjustments necessary to present fairly the financial position at December 31, 2019.

(b) Use of Estimates

The preparation of the Statement of Financial Condition requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingent amounts on the Statement of Financial Condition and accompanying notes. Estimates are based on historical experience, where applicable, and assumptions management believes are reasonable under the circumstances. Due to the inherent uncertainty involved with estimates, actual results may differ.

(c) Concentration of Credit Risk

The Company's matched principal business, where it serves as a fully matched counterparty to offsetting positions entered into by participants on its electronic trading platform to facilitate anonymity and access to clearing and settlement, uses a third-party central clearing house as

3

(dollars in thousands)

well as a third-party clearing bank for the settlement of transactions. Without sufficient funds to meet its obligations, the Company could be exposed to risk of breach of contract with the counterparties and the inability to continue as a member of the third-party central clearing house. Transactions with clearing house members are typically confirmed and novated shortly after execution, at which point the clearing house assumes the risk of settlement. For transactions with counterparties that are not members of the clearing house, settlement typically occurs on the day following execution and, prior to settlement, the Company is exposed to the risk of loss in the event a counterparty fails to meet its obligations. If that were to occur, the Company would have the right to cover or liquidate the open position but could incur a loss as a result of market movements.

(d) Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2019 includes approximately $83,821 of cash held in demand deposit accounts by two major financial institutions. The Company considers short-term interest-bearing investments with initial maturities of three months or less to be cash equivalents. Additionally, at December 31, 2019, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250, held at two major financial institutions.

(e) Cash Segregated Under Federal Regulations

Cash in the amount of $2,500 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. The segregated cash held in the special reserve bank account for the exclusive benefit of customers exceeded the requirements pursuant to SEC Rule 15c3-3. The Company is exempt from SEC rule 15c3-3 under provision (k)(2)(i) of the Rule. The Company utilizes the special reserve account to remit payments for the over-collection of commissions during the month.

(f) Deposits with Clearing Organizations

Cash in the amount of $100,100 is held on deposit at the Depository Trust Clearing Corporation ("DTCC") in order to accommodate for clearing and settlements of securities traded on the platform. The Company is required to post collateral and short-term margin, calculated two times each day, based on the size of executed but unsettled transactions. Interest revenue is earned from the cash held on deposit.

(g) Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consists primarily of commissions, clearing fees, fails to deliver and fails to receive.

(h) Receivables and Payables – Customers

Receivable from and payable to customers consists primarily of commissions, clearing fees, and receivables and payables related to failed trades.

(dollars in thousands)

(i) Exchange and Trading Memberships

The Company owns membership shares in the DTCC. The membership shares are subject to restriction. The Company carries these restricted shares at cost of $6,138.

The Company is required to hold these shares and trading membership to maintain its trading membership privileges. The Company performed a quarterly impairment review and determined that there was no impairment of the shares or trading membership seat during the period.

(j) Transactions with Affiliates

The Company has various transactions with indirect, wholly owned subsidiaries of CME. A shared service model results in costs allocated to the Company based on usage of services that are required to operate the business. There are other arrangements related to revenue share, tax payments and transfer price expenses.

(k) Allowance for Doubtful Accounts

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgement is adequate to absorb probable credit losses. The allowance is increased for provisions charged to expense and is reduced by charge-offs. As of December 31, 2019, there was no allowance recorded on the Company's books and records.

(l) Income Taxes

The Company is included in the consolidated federal and state income tax of BTHI.

The Company is party to a Tax Sharing Agreement ("the Agreement") with BTHI. For tax purposes, the Company is designated as a single member limited liability company and treated as a branch of a US corporation. BTHI allocates to the Company its share of the consolidated federal and state income tax expense or benefit based upon the principles of a modified separate company basis. State and local income taxes (and any associated tax reserves) are provided on the Company's taxable income at the blended tax rate applicable to the combined tax return. As part of the tax sharing agreement, the Company settles both current and deferred taxes on a periodic basis with BTHI. For the period ended December 31, 2019 the Company files as part of BTHI's federal income tax return and certain state and local tax returns of BTHI. BTHI is a member of a unitary group of affiliated NEX-US entities that file a single unitary tax return in certain states and local jurisdictions.

In accordance with ASC 740, Income Taxes, ("ASC 740"), deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

In addition, ASC 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are then measured to determine the amount

(dollars in thousands)

of benefit to be reflected in the Statement of Financial Condition. Each sustainable position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

Newly Adopted Accounting Pronouncements

Lease Accounting

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which requires lessees to recognize on the balance sheet the assets and liabilities associated with the rights and obligations created by those leases. The guidance for lessors is largely unchanged from current accounting rules. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current accounting standards, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. The update is effective for reporting periods beginning after December 15, 2018. The standard was adopted on April 1, 2019. The Company did not recognize a lease asset or liability in connection with adoption of this standard and therefore there was no impact on the Company's Statement of Financial Condition.

Recently Issued Accounting Pronouncements

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The standard changes how credit losses are measured for most financial assets measured at amortized cost and certain other instruments. The standard requires an entity to estimate its lifetime expected credit loss and record an allowance, that when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. This forward-looking expected loss model generally will result in the earlier recognition of allowances for losses. The standard also amends the impairment model for available for sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available for sale debt security is a credit loss. Severity and duration of the unrealized loss are no longer permissible factors in concluding whether a credit loss exists. Entities will recognize improvements to estimated credit losses on available for sale debt securities immediately in earnings rather than as interest income over time. The standard is effective for reporting periods beginning after December 15, 2019. The standard's provisions must be applied as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Company expects to adopt this guidance on January 1, 2020 and expects that the adoption will not have a material impact on the Statement of Financial Condition.

Income Taxes - Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued Accounting Standards Update 2019-12 - Income Taxes (Topic 740): Simplifying The Accounting For Income Taxes. The update is intended to reduce cost and complexity related to accounting for income taxes. The update removes specific exceptions to the general principles for accounting for income taxes. Specifically, it eliminates the

(dollars in thousands)

need for an entity to analyze whether the following exceptions apply in a given period: incremental approach for intraperiod tax allocation, accounting basis differences when there are ownership changes in foreign investments, and interim period income tax accounting for year-to-date losses that exceed anticipated losses. The update also simplifies the accounting for the following: franchise taxes that are partially based on income, transactions with a government that result in a step up in the tax basis of goodwill, separate financial statements of legal entities that are not subject to tax, and enacted changes in tax laws in interim periods. This update is effective for reporting periods beginning after December 15, 2020. Early adoption is permitted in any period for which the entity's financial statements have not yet been issued. The Company adopted this guidance on January 1, 2020 which will result in income tax expense no longer being incurred by the Company. The deferred tax asset of $1,544 in the Statement of Financial Condition will be adjusted to $0 through a cumulative effect adjustment to members' equity.

3.   **Accrued Expenses and Other Liabilities**

Accrued expenses and accounts payable at December 31, 2019 include approximately $6,129 of accrued compensation and related expenses, and $1,869 of other accrued expenses.

4.   **Income Taxes**

At December 31, 2019, the Company had $1,544 of net deferred tax assets which is comprised primarily of compensation related items. There were no deferred tax liabilities resulting from temporary differences to offset against the deferred tax assets. The Company has not settled any of the deferred tax assets with the parent.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more-likely-than-not criteria. To the extent the criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. The Company believes it did meet the more-likely-than-not criteria and therefore did not record a valuation allowance at December 31, 2019.

The Company is included in the federal income tax return of BTHI. BTHI's federal corporate income tax returns for the year ended March 31, 2010 and after remain subject to examination. The Company files as part of combined unitary state and local returns with affiliates, as well as certain separate state and local filings. The state and local filings are primarily subject to examination for years 2010 and after.

5.   **Receivables from and Payable to Brokers, Dealers and Clearing Organizations**

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2019 consist of the following:

	Receivable		Payable
Fail-to-deliver	$ 3,001	Fail-to-receive	$ -
Receivable from clearing brokers, dealers and clearing organizations	248	Payable to clearing brokers, dealers and clearing organizations	1,042
	$ 3,249		$ 1,042

(dollars in thousands)

6. **Receivables from and Payable to Customers**

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer failed trades and over collection of customer commissions on settlement date, which is remitted one month in arrears.

	Receivable	Payable
Failed trades	$ 20,599	$ 24,086

7. **Commitments and Contingencies**

Legal proceedings and regulatory matters

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry and oversight. These matters could result in censures, fines, penalties or other sanctions. Management believes the outcome of any resulting actions will not have a material impact on the Statement of Financial Condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the potential fines, penalties or injunctive or other equitable relief, if any, that may result from these matters.

Such matters are inherently subject to many uncertainties and the Company cannot predict their outcomes. Management believes that there are no issues which are currently expected to have a material adverse impact on the Company's Statement of Financial Condition.

No accrual was required for legal and regulatory matters as none were probable and estimable as of December 31, 2019.

8. **Transactions with Affiliates**

Intercompany Transactions
The Company has various intercompany arrangements with indirect, wholly owned subsidiaries of CME that provide shared occupancy, fixed assets, technology, telecommunications and other administrative services (including finance, human resources, operations, legal and electronic data processing functions). As shown in the table below, the Company has receivable from affiliates of $1,999 and payables to affiliates of $12,807. The transactions between these entities represent shared revenues and costs for occupancy, fixed assets, administrative services, payment of invoices and tax payments by BTHI on behalf of the Company.

BrokerTec Americas LLC
Notes to Statement of Financial Condition
December 31, 2019

(dollars in thousands)

	Receivable from Affiliates			Payable to Affiliates
BrokerTec Holdings Inc.	$	1,786	Chicago Mercantile Exchange Inc.	$ 7,171
Nex Group Holdings plc		189	CME Operations Limited	2,075
Nex Services Limited		24	Nex Services North America LLC	3,412
Total	$	1,999	EBS Dealing Resources Inc.	91
			Nex Services Pte. Ltd.	37
			EBS Dealing Resources Int'l Ltd	15
			Nex Optimisation Limited	6
			Total	$ 12,807

Amounts receivable from and payable to affiliates are non-interest bearing and due on demand.

Unsecured Financing
The Company obtains short-term unsecured financing from CME. The Company's borrowing with CME is pursuant to a line of credit of $350,000 committed unsecured financing facility, maturing in November 2022. At December 31, 2019, the Company had borrowed $0 against the unsecured financing facility.

9. **Employee Benefits**

The Company participates in a trustee profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of employee contributions.

10. **Share based compensation**

The Company accounts for stock options under Financial Accounting Standards Board ASC 718, *Compensation - Stock Compensation,* ("ASC 718").

Employee Share Reward Program
NEX had established the Save As You Earn Program ("SAYE") share reward program for employees in the Company. The SAYE was an option program that allowed employees to contribute funds in to a savings account and purchase NEX shares at a discount. All share rewards had service conditions where the employee had to be an active employee or an employee who has left the Company in good standing. NEX employees had the option to forfeit their entitlement and receive back the funds that they contributed or continue making contributions (up to six months after the acquisition date). The Company recognizes forfeitures as they occur. Upon exercise at a strike price of £5.53 per share, CME bought the NEX shares for 500 pence in cash and 0.0444 of CME shares for every NEX share. The program ended in May 2019.

The Company participated in the CME Group's Omnibus Stock Plan under which stock-based awards may be made to employees. A total of 5,556 Class A common stock shares have been reserved for awards under the plan. Awards totaling 5,556 shares have been granted and are outstanding under this plan at December 31, 2019. These shares have a fair value of $1,150 based on the share price on the date of grant.

BrokerTec Americas LLC
Notes to Statement of Financial Condition
December 31, 2019

(dollars in thousands)

11. Fair Value Measurements

The Company uses a three-level classification hierarchy of fair value measurements for disclosure purposes. Such inputs are defined broadly as follows:

Level 1 inputs, which are considered the most reliable evidence of fair value, consist of quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs consist of observable market data, other than level 1 inputs, such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.

Level 3 inputs consist of unobservable inputs which are derived and cannot be corroborated by market data or other entity-specific inputs. The Company did not have any assets or liabilities classified as Level 3 at December 31, 2019.

Estimated Value of Financial Instruments Measured at Fair Value

The Company's cash typically includes cash held in demand deposit accounts and therefore considered Level 1 assets. At December 31, 2019, the Company's cash is comprised of $83,821 cash held in demand deposit accounts.

For the period ended December 31, 2019 the Company transferred Deposits with Clearing organizations from Level 2 to Level 1.

Estimated Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the Statement of Financial Condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value of the Company's financial instruments which approximate fair value. In addition, the table excludes the values of non-financial assets and liabilities.

	December 31, 2019			
	Level 1	Level 2	Level 3	Total
Assets				
Cash segregated under federal regulations	$ 2,500	$ -	$ -	$ 2,500
Deposits with clearing organizations	100,100	-	-	100,100
Receivable from brokers, dealers and clearing organizations	-	3,249	-	3,249
Receivable from customers	-	20,599	-	20,599
Commissions receivable	-	13,635	-	13,635
Total	$ 102,600	$ 37,483	$ -	$ 140,083
Liabilities				
Payable to brokers, dealers and clearing organizations	$ -	1,042	$ -	$ 1,042
Payable to customers	-	24,086	-	24,086
Total	$ -	$ 25,128	$ -	$ 25,128

10

(dollars in thousands)

12.   **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit balance arising from customer transactions, as defined. At December 31, 2019, the Company had net capital of $168,061 which was $167,811 in excess of its required net capital of $250. The Company settles its broker and customer transactions on a delivery versus payment (DVP) / receipt versus payment (RVP) basis.   The company does not collect margin or maintain margin accounts for its participants. The Company is exempt from SEC rule 15c3-3 under provision (k)(2)(i) of the Rule.

13.   **Financial Instruments with Off-Balance-Sheet Risk**

The Company acts as an intermediary to execution of transactions between undisclosed principals. A majority of the Company's customers are netting members of the Government Securities Division of the FICC. The Company does not anticipate non-performance by counterparties in the above situation and seeks to control such credit risk by allowing system access to counterparties that meet minimum credit requirements and monitoring the credit standing of all counterparties with which it conducts business.

The net contractual amount of purchase and sale transactions with counterparties other than FICC for the Company at December 31, 2019 was approximately $47,723,394 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequent to the Company's fiscal year end.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

14.   **Subsequent Events**

The Company has performed an evaluation of subsequent events through March 2, 2020. There have been no subsequent events that occurred during this period that would require recognition in the Statement of Financial Condition or disclosure as of December 31, 2019.